UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-1)
(Amendment No. 9)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13D-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

R.V.B. Holdings Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 1.00 per share
(Title of Class of Securities)

M8220U106
(CUSIP Number)

Greenstone Industries Ltd.
7 Jabotinski St.,
Ramat Gan 52520, Israel
Attn: Ofer Naveh, Director of Finance

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 28, 2013
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 6 Pages)

CUSIP No. M8220U106	Page 2 of 6
1	NAME OF REPORTING PERSON: Greenstone Industries Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 86,731,038 Ordinary Shares*
	8	SHARED VOTING POWER: 0 Ordinary Shares
	9	SOLE DISPOSITIVE POWER: 86,731,038 Ordinary Shares*
	10	SHARED DISPOSITIVE POWER: 0 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 86,731,038 Ordinary Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 35.88%**
14	TYPE OF REPORTING PERSON: CO

* Based on (i) 76,680,848 ordinary shares of the Issuer issued to Greenstone Industries Ltd.; and (ii) 10,050,190 Ordinary Shares underlying an option to purchase ordinary shares of the Issuer granted to Greenstone Industries Ltd., in connection with the Services Agreement, dated July 14, 2011 between Greenstone Industries Ltd. and the Issuer.

** Based on 231,685,787 ordinary shares of the Issuer outstanding as of March 24, 2013 (not taking into account 1,040,000 dormant shares of the Issuer which are held by the Issuer).

(Page 2 of 6 Pages)

The statement on Schedule 13D filed on December 27, 2010, relating to ordinary shares, par value NIS 1.00 per share (the “Ordinary Shares”) of R.V.B. Holdings Ltd., a company organized under the laws of the State of Israel (the “Issuer” or the "Company"), as amended by Amendment No. 1 filed by Greenstone Industries Ltd. (“Greenstone” or the “Reporting Person”) with the Securities and Exchange Commission on March 17, 2011, as further amended by Amendment No. 2 filed by Greenstone with the Securities and Exchange Commission on March 28, 2011, as further amended by Amendment No. 3 filed by Greenstone with the Securities and Exchange Commission on May 24, 2011, as further amended by Amendment No. 4 filed by Greenstone with the Securities and Exchange Commission on July 5, 2011, as further amended by Amendment No. 5 filed by Greenstone with the Securities and Exchange Commission on September 1, 2011, as further amended by Amendment No. 6 filed by Greenstone with the Securities and Exchange Commission on December 5, 2011, as further amended by Amendment No. 7 filed by Greenstone with the Securities and Exchange Commission on January 17, 2012, and as further amended by Amendment No. 8 filed by Greenstone with the Securities and Exchange Commission on January 14, 2013 (the statement on Schedule 13D, as amended, is referred to herein as “Schedule 13D”), is hereby further amended as set forth below by this Amendment No. 9.

Amendment No. 9 is filed to reflect the consummation of the purchase by Ultra Equity Investments Ltd. (Ultra), an Israeli corporation listed on the Tel Aviv Stock Exchange Ltd. ("TASE") from Leader Holdings & Investments Ltd. ("Leader") of Leader's holdings in Greenstone.

Item 2.   Identity and Background.

Item 2 of Schedule 13D is amended and restated as follows:

(a) This Statement is being filed by Greenstone, a company organized under the laws of the State of Israel.

(b) The place of business of Greenstone is 7 Jabotinski St., Ramat Gan 52520, Israel.

(c) To the date hereof, Greenstone engages in two sectors of activity: (1) the environmental sector (a technology in the Waste to Energy field, through the Company); and (2) investment property.

Ultra is the holder of 39.26% of the equity interest of Greenstone.

On January 28, 2013, pursuant to the terms of the agreement entered into by and among Ultra and Leader (the "Leader Agreement"), Leader sold to Ultra shares of Greenstone, representing 45.1% of the issued share capital of Greenstone, for a total consideration of NIS 50.72 million (of which NIS 13.43 million was extended as a loan from Leader to Ultra. With respect to additional shares of Greenstone held by Leader, representing 5.84% of the share capital of Greenstone, Leader and Ultra have granted mutual put and call options with an exercise price equal the transaction's price per share. The Leader Agreement further provides that in the event of certain exit events related to Greenstone's holdings in the Company, including the sale of the Company's shares held by Greenstone, occurring during the five year period following the closing date of the Leader Agreement, in the event the consideration received by Greenstone at such exit event exceeds NIS 10 million, Ultra shall be required to pay Leader an additional consideration according to the terms of the Leader Agreement.

Ultra's control group is consisted of: Yaron Yenni, through a wholly owned entity named AppSwing Ltd., Company Merging Purpose Ltd., an Israeli corporation listed on TASE ("Merging Company"), Asia Development (A.D.B.M) Ltd. ("Asia"), an Israeli corporation listed on TASE, Kfir Silberman, Dan Moore and Eilon Baruch.

Merging Company's controlling group is consisted of: Yaron Yenni, through a wholly owned entity named AppSwing Ltd., Asia, Kfir Silberman, Dan Moore, Eilon Baruch and Eli Yoresh.

Asia's controlling group is consisted of: Dan Moore and Eilon Baruch.

The names, business addresses, present principal occupation or employment and citizenship of the executive officers and directors of Greenstone, Ultra, Merging Company and Asia are set forth in Annex A hereto and incorporated herein by reference.

(d)-(e) Neither Greenstone, Ultra, Merging Company, Asia, nor, to the best of Greenstone’s knowledge, any of the persons listed on Annex A hereto, have during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(Page 3 of 6 Pages)

Item 4.    Purpose of Transaction.

The fifth paragraph of Item 4 of Schedule 13D is amended and restated as follows:

Except as set forth in this Item 4, neither Greenstone, Ultra, Merging Company, Asia, nor, to the best knowledge of Greenstone, any of the persons set forth on Annex A, has any present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, Greenstone specifically reserves the right to adopt and pursue one or more such plans, and to make such proposals, at any time and from time to time in the future.

Item 5.    Interest in Securities of the Issuer.

The Items 5(a), (b) and (c) of Schedule 13D are amended and restated as follows:

(a) Greenstone beneficially owns 86,731,038 Ordinary Shares (or approximately 35.88% of the outstanding Ordinary Shares of the Issuer (based on 231,685,787 Ordinary Shares outstanding as of March 24, 2013, not taking into account 1,040,000 dormant shares of the Issuer which are held by the Issuer), consisted of 76,680,848 Ordinary Shares issued to Greenstone and 10,050,190 Ordinary Shares underlying an option to purchase ordinary shares of the Issuer granted to Greenstone in connection with the Services Agreement, dated July 14, 2011 between Greenstone and the Issuer. Other than as described above, neither Greenstone, Ultra, Merging Company, Asia, nor, to the best knowledge of Greenstone, none of the persons set forth on Annex A beneficially owns any securities of the Issuer.

(b) Greenstone has the sole voting and dispositive power with respect to the Ordinary Shares beneficially owned by Greenstone.

(c) Except as otherwise described herein, neither Greenstone, Ultra, Merging Company, Asia, nor, to the best knowledge of Greenstone, any of the persons set forth on Annex A, effected any transaction in the Ordinary Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is amended and restated as follows:

Except as otherwise described herein, there are no present contracts, arrangements, understandings or relationships (legal or otherwise) between Greenstone, Ultra, Merging Company, Asia, or, to the best knowledge of Greenstone, any of the persons set forth on Annex A, and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GREENSTONE INDUSTRIES LTD. By: /s/ Yair Fudim Yair Fudim Chairman of the Board of Directors March 25, 2013

(Page 4 of 6 Pages)

ANNEX A

Set forth below is the name, current business address, the present principal occupation or employment and citizenship of each director and executive officer of Greenstone Industries Ltd. (“Greenstone”). Unless otherwise indicated, each person identified below is employed by Greenstone. The principal address of Greenstone, and unless otherwise indicated below, the current business address for each individual listed below, is 7 Jabotinski St., Ramat Gan 52520, Israel.

Name	Present Principal Occupation or Employment	Citizenship
Yair Fudim	Chairman of the Board of Directors	Israeli
Ofer Naveh	Director of Finance	Israeli
Yaron Yenni	Director	Israeli
Eli Yoresh	Director	Israeli
Giora Inbar	Director	Israeli
Mordechai Menashe	Director	Israeli
Eran Mazor	Director	Israeli
Dana Caspi	External Director	Israeli
David Shwartz	External Director	Israeli

Set forth below is the name, current business address, the present principal occupation or employment and citizenship of each director and executive officer of Ultra Equity Investments Ltd., (“Ultra”). Unless otherwise indicated, each person identified below is employed by Ultra. The principal address of Ultra, and unless otherwise indicated below, the current business address for each individual listed below, is 7 Jabotinski St., Ramat Gan, 52520 Israel.

Name	Present Principal Occupation or Employment	Citizenship
Eran Mazor	Chief Executive Officer and Chief Financial Officer	Israeli
Yaron Yenni	Chairman of the Board of Directors	Israeli
Eli Yoresh	Director	Israeli
Mordechai Menashe	Director	Israeli
Amit Schnitzer	Director	Israeli
Sagi Ben Ishai	Director	Israeli

(Page 5 of 6 Pages)

Set forth below is the name, current business address, the present principal occupation or employment and citizenship of each director and executive officer of Company Merging Purpose Ltd. (“Merging Company”). Unless otherwise indicated, each person identified below is employed by Merger Company. The principal address of Merger Company, and unless otherwise indicated below, the current business address for each individual listed below, is 7 Jabotinski St., Ramat Gan, 52520 Israel.

Name	Present Principal Occupation or Employment	Citizenship
Batia Kahana Avital	Chief Executive Officer and Director	Israeli
Yaron Yenni	Chairman of the Board of Directors	Israeli
Ravit Rubin Lahav	Director	Israeli
Eli Yoresh	Director	Israeli
Shalom Viernik	Director	Israeli
Shimrit Wharshavsky	Director	Israeli

Set forth below is the name, current business address, the present principal occupation or employment and citizenship of each director and executive officer of Asia Development (A.D.B.M) (“Asia”). Unless otherwise indicated, each person identified below is employed by Asia. The principal address of Asia, and unless otherwise indicated below, the current business address for each individual listed below, is 7 Jabotinski St., Ramat Gan, 52520 Israel.

Name	Present Principal Occupation or Employment	Citizenship
Kfir Silberman	Chief Executive Officer	Israeli
Eli Yoresh	Chief Financial Officer & Director	Israeli
Shoshi Tzaig	Director	Israeli
Zeev Levenberg	Director	Israeli
Avishay Cohen	Director	Israeli
Yoram Dori	Director	Israeli

(Page 6 of 6 Pages)